Navios Maritime Holdings Inc.

Announces

Successful Conclusion of Tender Offer

PIRAEUS, Greece, January 29, 2007 /PRNewswire — FirstCall/ — Navios Maritime Holdings Inc. (‘‘Navios’’) is pleased to announce that the tender offer closed successfully upon expiration of the tender offer period, on January 26, 2007, at 5:01 p.m., New York City time.

Under the tender offer, 32,140,128 warrants (65% of the warrants outstanding) were exercised, of which 14,237,557 warrants were exercised by payment of the $5.00 exercise price and 17,902,571 warrants were exercised by exchange of warrants. As a result of the exercise of warrants:

•	$71,187,785 of cash proceeds were raised

•	19,925,580 new shares of common stock were issued

Following the issuance of the shares relating to the warrant exercise, Navios will have 82,013,707 shares of common stock outstanding. The 17,431,592 million warrants remaining outstanding after the tender offer will expire in accordance with their terms on December 9, 2008.

Angeliki Frangou, Navios’s Chairman and CEO, stated ‘‘I am pleased with the overwhelming success of the tender program. Our shareholders understood the institutional imperative of simplifying our capital structure, and we have reduced warrants outstanding from approximately 80% to approximately 21% of our shares outstanding.’’

Of the warrants exercised, 1,634,422 warrants were exercised under the provisions of the tender offer providing for the notice of guaranteed delivery. It is expected that the exercise of these warrants will be completed by no later than January 31, 2007.

Questions regarding the completed tender offer may be directed to Continental Stock Transfer & Trust Company, the Depositary, at (212) 509-4000, ext. 536, or Morrow & Co., Inc., the Information Agent, at (800) 607-0088.

This news release is merely a notification of the results of the tender offer and is neither an offer to sell nor a solicitation of an offer to buy any securities. The tender offer was made only through an Offer Letter dated December 28, 2006, and related materials.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay. Navios’ stock is listed on the NASDAQ Global Market where it’s Common Shares, Units and Warrants trade under the symbols ‘‘BULK,’’ ‘‘BULKU,’’ ‘‘BULKW,’’ respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holding Inc.
Investor Relations
212-279-8820
investors@navios.com